                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             Luby's Cafeterias, Inc.
                         ------------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    549282101
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                         ------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------







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CUSIP NO.     549282101
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1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of             BANK ONE CORPORATION
         Above Persons
------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)
                                                            --------------
         (See Instructions)                             (b)
                                                            --------------
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3)       SEC Use only
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4)       Citizenship or Place of
         Organization                                    ILLINOIS
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Number of Shares       (5)  Sole Voting Power                    1,283,498
                                                          ----------------
Beneficially           (6)  Shared Voting Power                          0
                                                          ----------------
Owned by               (7)  Sole Dispositive Power               1,280,770
                                                          ----------------
Each Reporting         (8)  Shared Dispositive Power                 2,728
                                                          ----------------
Person with
------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                           1,283,498
         Owned by Each Reporting Person                    ---------------

------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)

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11)      Percent of Class Represented
         by Amount in Row 9                                          5.59%
                                                           ----------------
------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                            HC
                                                           ----------------
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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)  Name of Issuer:                           Luby's Cafeterias, Inc.

Item 1(b)  Address of Issuer's principal executive
            offices:                                 2211 NE Loop 410
                                                     -------------------------
                                                     PO Box 33069
                                                     San Antonio, TX 78265-3069

Item 2(a)  Name of person filing:             BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,  One First National Plaza
           if none residence:                        Chicago, IL 60670

Item 2(c)  Citizenship:                                Not Applicable

Item 2(d)  Title of class of securities:               Common Stock
                                                  ----------------------------
Item 2(e)  CUSIP No.:                                   549282101
                                                  ----------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

         This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Luby's Cafeterias, Inc.
                             -----------------------------------------
                                                                      :
         -------------------------------------------------------------

         (a)  Amount beneficially owned:                 1,283,498
                                                  ----------------
         (b)  Percent of class                               5.59%
                                                  ----------------

         (c)  Number of shares as to which such person has:

              (i)      Sole power to vote or to direct the vote:     1,283,498
                                                                   ------------
              (ii)     Shared power to vote or to direct the vote:           0
                                                                   ------------
              (iii)    Sole power to dispose or to direct the
                       disposition of:                               1,280,770
                                                                   ------------
              (iv)     Shared power to dispose or to direct the
                       disposition of:                                   2,728
                                                                   ------------
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Item 5.  Ownership of 5 percent or less of a Class.                   N/A
                                                                 ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.    N/A
                                                                    ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                                                                      --------

                             NBD Bank (Indiana, NA)
                             NBD Bank (Michigan)
                             Pegasus Funds
                             Bank One, Kentucky, NA
                             Bank One Trust Co., NA

Item 8.  Identification and Classification of Members of the Group.      N/A
                                                                   ------------

Item 9.  Notice of Dissolution of Group.                                 N/A
                                                                   ------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------

                                          BANK ONE CORPORATION

                                      By: /s/ DAVID J. KUNDERT
                                          David J. Kundert
                                          EXECUTIVE VICE PRESIDENT